Ignacio Madridejos President CEMEX USA Sufism Reoriented Sanctuary, USA Exhibit 8

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.

1) Divestments include West Texas, Mid-South Block and Fairborn Good results achieved during 2017 EBITDA Variation ($ M) 44% in operating leverage in 2017 +0.9pp EBITDA Margin 17.5% 2016 Fixed cost & other 2016 Like-to-like 2017 Like-to-like 16.6% (1) USA

CEMEX DAY 2018

Successful pricing strategy implementation

2017 CEMEX YoY Performance(1)

USA	Vol	Price
Cem	+2%	+5%
Rmx	-1%	+1%
Agg	0%	+4%



	Vol	Price
Cem	↑↑	↑↑
Rmx	↑↑	=
Agg	↑↑	↑

	Vol	Price
Cem	↑↑	↑

	Vol	Price
Cem	↓↓	↑↑

	Vol	Price
Cem	↓	↑↑
Rmx	↓	↑

	Vol	Price
Cem	↑↑	=
Rmx	↓↓	↓
Agg	↑	=

	Vol	Price
Cem	↓↓	↑↑
Rmx	↓↓	↑
Agg	↓↓	↑↑

↑↑ strong
↑ up
= stable
↓ down
↓↓ weak

1) Percentages of volumes and prices refers to CEMEX USA 2017 results on a like-to-like basis for current operations, price excludes freight to customer. Arrows in volumes and prices represents CEMEX's 2017 performance in a particular state/region

USA I 4

1) Excludes raw materials, 2) CAGR 2014-2017 3) Selling, general & administrative expenses Note: results on a like-to-like basis for current operations Costs contained below inflation levels Unitary Production Cost by Business Segment 2015 2014 2017 2016 2017 2014 2015 2016 2014 2015 2016 2017 (2) (2) (2) Cement (LC/ton) Ready-mix(1) (LC/m3) Aggregates (LC/ton) 2017 SG&A as a % of sales lowest in a decade(3) USA

Significant reduction in working capital EoP Days 57 38 10 -10 Working Capital (Average Days) 1) Excludes effect of divested assets on working capital reduction Note: average days are actual and not on a like-to-like basis Unlocked ~$95 M in working capital during 2017(1) USA

Residential segment driving growth in 2018 Revenue by Region 1) Refers to Senate Bill No.1 (Transportation Bill) Source: CEMEX estimates Alabama & Georgia Large contract starts to spill over providing +7% YoY growth in industrial & commercial Texas Houston reconstruction activity to support residential and industrial & commercial growth at +4% YoY. Propositions 1 and 7 to continue supporting highways and streets Florida Strong residential outlook with YoY single-family starts +12% California & Arizona SB1(1) in California to support highways & streets growth at +6% YoY USA

Well positioned in high growth markets Housing Starts (2017-2022 CAGR) Highways and Streets Cement Demand (2017-2022 CAGR) Source: CEMEX estimates Cement Demand (2017-2022 CAGR) 1% US avg. US avg. 4% US avg. USA

1) CAGR 2017-2022 Source: U.S. Geological Survey, PCA 2018 spring forecast Continued favorable supply/demand dynamics cement demand practical capacity Millions of metric tons per year (1) USA

1) CAGR 2012-2017 2) Incremental margin from 2012 to 2017 3) Proven and probable Note: results on a like-to-like basis for current operations, price excludes freight to customer Aggregates site 42 million tons sold from 50 quarries during 2017 Aggregates leadership driving organic growth Aggregates Volume CAGR(1) +3% Price CAGR(1) +6% Δ EBITDA margin(2) +12.6 pp Reserves(3) 1.1 B tons #2 in California #1 in Arizona #1 in Houston #1 in Florida Victorville Future Top 10 quarry (4Q18) Balcones #1 US quarry FEC #4 US quarry USA

USA leading digital transformation roll-out towards superior customer experience +1,600 customers using the platform +3,000 transactions have been made Partial coverage implementation started Nov’17 100% complete coverage by July 2018(1) +5,000 customers by end 2018(1) 25% of Volume ordered through platform so far(1)(2) Current CEMEX estimates For initial markets where tool has been deployed USA

What you should expect from us Successful CEMEX GO roll-out creating competitive advantage Continue health and safety improvement to achieve Zero for Life Cement kiln efficiency Best-in-class distribution network Fuel & energy management Organic growth in leading markets Focus on segments with high-growth Truck fleet optimization Reserves replenishment Growth to enhance asset base position Productivity and efficiency Cement Ready-Mix Aggregates